Mail Stop 3561

August 9, 2007

Mr. Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien
Taipei, Taiwan ROC

      Re: **Kid Castle Educational Corporation**
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed July 19, 2007
              File No. 333-39629

Dear Mr. Yang:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Revised Preliminary Proxy Statement

1. We note your response to prior comment 1 of our letter dated July 11, 2007, however, you have not explained why, at the very least, you are not filing a notification of the inability to timely file your periodic reports, pursuant to Exchange Act Rule 12b-25. Please advise. Please also tell us when you will file your Form 10-Q for the period ending June 30, 2007.

2. In connection with comment 3 in our letter of July 11, 2007, please elaborate upon how the achievement of company objectives relates to amounts of compensation to be paid. Specifically address how the goal of "operational excellence" relates to compensation.

3. Please discuss your plans to go private.

4. We note your response to prior comment 4 of our letter dated July 11, 2007 and

the revised disclosure you have included in response to this comment on page 8. Please revise this discussion to disclose the limited information that is available to you regarding the executive compensation that is paid by peers of the company to which you refer to here. Provide quantified information and disclose the names of the peers, rather than referring readers to the disclosure in your Form 10-K.

5. We note your response to prior comment 14 of our letter dated July 11, 2007 and your confirmation that you will provide the disclosure required pursuant to Item 308(c) of Regulation S-K. Notwithstanding your confirmation, we note that the most recent Form 10-Q for the period ended March 31, 2007 that was filed on July 25, 2007 does not contain this disclosure. Please revise or advise.

Please contact Anita Karu, Attorney-Adviser at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carter Mackley, Esq.
        Fax: (206) 370-6119